Exhibit 99.2

SearchMedia Holdings Limited Announces

Warrant Price Reduction and Expiration Date Extension

Shanghai, China, December 5, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced that the Company is providing holders of its Public Warrants, Insider Warrants, and Underwriter Warrants (collectively, the “Warrants”) the opportunity to exercise up to one-third of the Warrants held by them at a reduced exercise price and to extend the term and reduce the exercise price of certain of their remaining Warrants that are not exercised.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, SearchMedia will reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning today, December 5, 2012. From December 5, 2012 until December 26, 2012, a holder of Warrants may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634) (the “Registration Statement”), which is on file with the Securities and Exchange Commission (the “SEC”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline. Materials describing the exercise price reduction and procedures for holders to exercise their Warrants have been filed with the SEC and are being mailed to Warrant holders of record on December 5, 2012. The Company encourages you to read these materials and the Registration Statement before you make any decision to exercise your Warrants.

The Company believes certain of its significant ordinary security holders, including Dr. Phillip Frost, intend to exercise up to one-third of their Warrants at the reduced exercise price, however neither the Company nor its Board of Directors makes any recommendation regarding whether or not any Warrant holder should elect to exercise their Warrants.

The Warrants currently trade under the symbol IDI.WS on the NYSE MKT.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include the risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 011 86 139 1884 4646

ir@searchmediaholdings.com